FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

DEFINITION OF CORE FINANCIAL MEASURES

London, 12 November 2012

Definition of Core Financial Measures will change with effect from Q1 2013

As previously announced, with effect from first quarter results 2013, AstraZeneca PLC will update its definition of Core financial measures to exclude all intangible asset amortisation charges and impairments, except those for IS-related intangibles. As intangibles acquired as a result of externalisation become an increasing proportion of the Group's asset base, the new definition has been extended to provide better clarity of the impact from amortisation and impairment charges included in Reported results and, in addition, while recognising that non-GAAP measures differ between companies, it will aid comparability of our results versus our peers.

The items excluded from Core results under the previous definition as disclosed in detail on page 84 of our Annual Report and Form 20-F Information 2011 remain a constituent part of the new definition. These excluded certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our exit arrangements with Merck in the US, and other specified items.

Detailed, un-audited reconciliations between the current Reported basis, the previously disclosed Core basis and the newly defined Core basis for the full-year 2011, first nine months of 2012 and each of the quarters to Q3 2012 are set out below. These are presented as the full reconciliation back to Reported performance, as management believe a full understanding of the performance is best obtained by reviewing both Reported and Core performance. Reported performance remains a key metric for management in reviewing the performance of the Group.

Adjustments between reported and core performance

Amortisation and impairments of intangible assets. The definition of this item has been updated to include all amortisation and impairment charges for intangible assets excluding IS-related assets. Adjusting for these items removes the volatility when impairments are booked on such assets and is intended to provide a better measure of underlying business performance. It has been extended to cover all amortisation and impairments relating to product marketing and distribution rights and other intangibles, incorporating those already excluded under the current definition relating to our acquisition of MedImmune Inc. and our exit arrangements with Merck. The amortisation and impairment of IS-related intangibles are not included in the adjustment, and will remain in core.

Restructuring costs.  The definition for this item has not been changed. These charges arise from the major restructuring programmes as separately announced by the Group, and will include the remainder of the third phase of restructuring announced in February 2012.

Legal charges and other charges.  The definition for this item has not been changed. Legal payments, charges and expenses related to settlements, judgments and fines in the context of product liability litigation, anti-trust litigation, patent litigation and government investigations will be excluded from the Core measures and the adjustment will be stated net of related insurance recoveries.  In the ordinary course, external legal professional fees, including those relating to intellectual property protection costs, and the costs of AstraZeneca's in-house legal function will remain in Core. Professional fees directly attributable to AstraZeneca's significant acquisitions and other significant business combination activity will continue be excluded from Core. Other specified items deemed not to be in the ordinary course of business will continue to be excluded from Core.

Tax on adjustments.  The definition for this item has not been changed. The Group's Reported effective tax rate, adjusted for significant one-off items embedded within that rate, is applied to all taxable Core adjustments. This approach is unchanged.

NOTES TO EDITORS

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACT INFORMATION

Media Enquiries

Esra Erkal-Paler                    +44 20 7604 8030

Investor Enquiries UK

James Ward-Lilley                 +44 20 7604 8122                  mob: +44 7785 432613
Karl Hård                                 +44 20 7604 8123                  mob: +44 7789 654364
Nicklas Westerholm              +44 20 7604 8124                  mob: +44 7585 404950

Investor Enquiries US

Ed Seage                                +1 302 886 4065                       mob: +1 302 373 1361

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Reconciliations of Reported through previous Core to Revised Core

Nine Months to September 2012

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Actual %	CER %	Amortisation	Impairments	Revised Core 2012	Actual %	CER %
Revenue	20,691	-	-	-	-	20,691	(17)	(15)	-	-	20,691	(17)	(15)
Cost of Sales	(3,995)	75	-	-	-	(3,920)			198	-	(3,722)
Gross Profit	16,696	75	-	-	-	16,771	(18)	(16)	198	-	16,969	(18)	(15)
% sales	80.7%					81.1%	-1.3	-1.2			82.0%	-0.7	-0.7
Distribution	(241)	-	-	-	-	(241)	(8)	(4)	-	-	(241)	(8)	(4)
% sales	1.2%					1.2%	-0.2	-0.1			1.2%	-0.2	-0.1
R&D	(3,923)	697	-	-	-	(3,226)	(3)	(2)	18	147	(3,061)	(6)	(4)
% sales	19.0%					15.6%	-2.2	-2.1			14.8%	-1.7	-1.6
SG&A	(7,170)	388	384	-	127	(6,271)	(15)	(13)	86	-	(6,185)	(15)	(13)
% sales	34.6%					30.3%	-0.7	-0.7			29.9%	-0.5	-0.5
Other Income	822	-	43	-	-	865	41	44	17	-	882	44	47
% sales	4.0%					4.2%	+1.8	+1.7			4.3%	+1.8	+1.7
Operating Profit	6,184	1,160	427*	-	127**	7,898	(22)	(20)	319	147	8,364	(20)	(17)
% sales	29.9%					38.2%	-2.6	-2.4			40.4%	-1.3	-1.2
Net Finance Expense	(320)	-	-	-	-	(320)			-	-	(320)
Profit before Tax	5,864	1,160	427	-	127	7,578	(23)	(21)	319	147	8,044	(20)	(18)
Taxation	(1,071)	(259)	(61)*	-	(28)	(1,419)			(52)	(33)	(1,504)
Profit after Tax	4,793	901	366	-	99	6,159	(21)	(19)	267	114	6,540	(19)	(16)
Non-controlling Interests	(17)	-	-	-	-	(17)			-	-	(17)
Net Profit	4,776	901	366	-	99	6,142	(21)	(19)	267	114	6,523	(19)	(16)
Weighted Average Shares	1,266	1,266	1,266	1,266	1,266	1,266			1,266	1,266	1,266
Earnings per Share	3.77	0.71	0.29	-	0.08	4.85	(14)	(11)	0.21	0.09	5.15	(12)	(9)

*
Of the $427 million amortisation adjustment, $272 million is related to MedImmune, with a corresponding tax adjustment of $61 million; Merck related amortisation was $155 million, which carries no tax adjustment.

**	Includes $61 million of acquisition related expenses.

Third Quarter 2012

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Actual %	CER %	Amortisation	Impairments	Revised Core 2012	Actual %	CER %
Revenue	6,682	-	-	-	-	6,682	(19)	(15)	-	-	6,682	(19)	(15)
Cost of Sales	(1,274)	14	-	-	-	(1,260)			130	-	(1,130)
Gross Profit	5,408	14	-	-	-	5,422	(18)	(15)	130	-	5,552	(16)	(13)
% sales	80.9%					81.1%	+0.7	-0.1			83.1%	+2.2	+1.3
Distribution	(90)	-	-	-	-	(90)	(3)	2	-	-	(90)	(3)	2
% sales	1.3%					1.3%	-0.2	-0.2			1.3%	-0.2	-0.2
R&D	(1,204)	116	-	-	-	(1,088)	(5)	(3)	6	89	(993)	(12)	(9)
% sales	18.0%					16.3%	-2.3	-1.9			14.9%	-1.1	-0.8
SG&A	(2,359)	123	151	-	57	(2,028)	(15)	(12)	50	-	(1,978)	(17)	(13)
% sales	35.3%					30.3%	-1.2	-1.0			29.6%	-0.7	-0.5
Other Income	401	-	15	-	-	416	99	103	17	-	433	107	111
% sales	6.0%					6.2%	+3.7	+3.5			6.5%	+3.9	+3.7
Operating Profit	2,156	253	166*	-	57	2,632	(17)	(14)	203	89	2,924	(10)	(7)
% sales	32.3%					39.4%	+0.7	+0.3			43.8%	+4.1	+3.5
Net Finance Expense	(108)	-	-	-	-	(108)			-	-	(108)
Profit before Tax	2,048	253	166	-	57	2,524	(18)	(15)	203	89	2,816	(11)	(8)
Taxation	(515)	(70)	(23)*	-	(24)**	(632)			(42)	(21)	(695)
Profit after Tax	1,533	183	143	-	33	1,892	(18)	(15)	161	68	2,121	(11)	(7)
Non-controlling Interests	(8)	-	-	-	-	(8)			-	-	(8)
Net Profit	1,525	183	143	-	33	1,884	(18)	(15)	161	68	2,113	(11)	(7)
Weighted Average Shares	1,250	1,250	1,250	1,250	1,250	1,250			1,250	1,250	1,250
Earnings per Share	1.22	0.15	0.11	-	0.03	1.51	(12)	(8)	0.13	0.05	1.69	(3)	-

*
Of the $166 million amortisation adjustment, $91 million is related to MedImmune, with a corresponding tax adjustment of $23 million; Merck related amortisation was $75 million, which carries no tax adjustment.

**	Includes $11 million tax adjustment on the $50 million acquisition related expenses incurred in the second quarter.

Second Quarter 2012

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Actual %	CER %	Amortisation	Impairments	Revised Core 2012	Actual %	CER %
Revenue	6,660	-	-	-	-	6,660	(21)	(18)	-	-	6,660	(21)	(18)
Cost of Sales	(1,346)	6	-	-	-	(1,340)			34	-	(1,306)
Gross Profit	5,314	6	-	-	-	5,320	(24)	(20)	34	-	5,354	(23)	(20)
% sales	79.8%					79.9%	-2.8	-1.9			80.4%	-2.6	-1.7
Distribution	(75)	-	-	-	-	(75)	(15)	(10)	-	-	(75)	(15)	(10)
% sales	1.1%					1.1%	-0.1	-0.1			1.1%	-0.1	-0.1
R&D	(1,189)	136	-	-	-	(1,053)	(6)	(4)	6	6	(1,041)	(5)	(3)
% sales	17.9%					15.8%	-2.5	-2.4			15.6%	-2.6	-2.4
SG&A	(2,350)	63	116	-	66	(2,105)	(20)	(18)	19	-	(2,086)	(20)	(17)
% sales	35.3%					31.6%	-0.4	-0.4			31.3%	-0.4	-0.4
Other Income	168	-	14	-	-	182	(3)	-	-	-	182	(3)	-
% sales	2.5%					2.7%	+0.5	+0.5			2.7%	+0.5	+0.5
Operating Profit	1,868	205	130*	-	66**	2,269	(32)	(27)	59	6	2,334	(31)	(27)
% sales	28.0%					34.1%	-5.3	-4.3			35.1%	-5.2	-4.1
Net Finance Expense	(105)	-	-	-	-	(105)			-	-	(105)
Profit before Tax	1,763	205	130	-	66	2,164	(33)	(28)	59	6	2,229	(32)	(28)
Taxation	(145)	(48)	(20)*	-	(3)	(216)			(4)	(2)	(222)
Profit after Tax	1,618	157	110	-	63	1,948	(19)	(14)	55	4	2,007	(18)	(13)
Non-controlling Interests	(7)	-	-	-	-	(7)			-	-	(7)
Net Profit	1,611	157	110	-	63	1,941	(19)	(14)	55	4	2,000	(18)	(13)
Weighted Average Shares	1,267	1,267	1,267	1,267	1,267	1,267			1,267	1,267	1,267
Earnings per Share	1.27	0.12	0.09	-	0.05	1.53	(12)	(6)	0.04	0.01	1.58	(11)	(6)

*
Of the $130 million amortisation adjustment, $91 million is related to MedImmune, with a corresponding tax adjustment of $20 million; Merck related amortisation was $39 million, which carries no tax adjustment.

**	Includes $50 million of acquisition related expenses which carry no tax adjustment.

First Quarter 2012

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Actual %	CER %	Amortisation	Impairments	Revised Core 2012	Actual %	CER %
Revenue	7,349	-	-	-	-	7,349	(11)	(11)	-	-	7,349	(11)	(11)
Cost of Sales	(1,375)	55	-	-	-	(1,320)			34	-	(1,286)
Gross Profit	5,974	55	-	-	-	6,029	(13)	(13)	34	-	6,063	(13)	(13)
% sales	81.3%					82.0%	-2.0	-1.9			82.5%	-1.8	-1.7
Distribution	(76)	-	-	-	-	(76)	(5)	(3)	-	-	(76)	(5)	(3)
% sales	1.0%					1.0%	-	-0.1			1.0%	-	-0.1
R&D	(1,530)	445	-	-	-	(1,085)	1	2	6	52	(1,027)	-	-
% sales	20.8%					14.7%	-1.8	-1.9			13.9%	-1.5	-1.6
SG&A	(2,461)	202	117	-	4	(2,138)	(9)	(9)	17	-	(2,121)	(9)	(9)
% sales	33.5%					29.1%	-0.8	-0.8			28.9%	-0.7	-0.8
Other Income	253	-	14	-	-	267	24	25	-	-	267	24	25
% sales	3.4%					3.6%	+1.0	+1.1			3.6%	+1.0	+1.1
Operating Profit	2,160	702	131*	-	4	2,997	(19)	(18)	57	52	3,106	(17)	(17)
% sales	29.4%					40.8%	-3.6	-3.6			42.3%	-3.0	-3.1
Net Finance Expense	(107)	-	-	-	-	(107)			-	-	(107)
Profit before Tax	2,053	702	131	-	4	2,890	(19)	(19)	57	52	2,999	(18)	(18)
Taxation	(411)	(141)	(18)*	-	(1)	(571)			(6)	(10)	(587)
Profit after Tax	1,642	561	113	-	3	2,319	(26)	(26)	51	42	2,412	(24)	(24)
Non-controlling Interests	(2)	-	-	-	-	(2)			-	-	(2)
Net Profit	1,640	561	113	-	3	2,317	(26)	(26)	51	42	2,410	(24)	(24)
Weighted Average Shares	1,281	1,281	1,281	1,281	1,281	1,281			1,281	1,281	1,281
Earnings per Share	1.28	0.44	0.09	-	-	1.81	(19)	(19)	0.04	0.03	1.88	(17)	(17)

*
Of the $131 million amortisation adjustment, $90 million is related to MedImmune, with a corresponding tax adjustment of $18 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Full Year 2011

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Actual %	CER %	Amortisation	Impairments	Revised Core 2011	Actual %	CER %
Revenue	33,591	-	-	-	-	33,591	1	(2)	-	-	33,591	1	(2)
Cost of Sales	(6,026)	54	-	-	-	(5,972)			129	-	(5,843)
Gross Profit	27,565	54	-	-	-	27,619	2	-	129	-	27,748	2	(1)
% sales	82.1%					82.2%	+1.0	+1.3			82.6%	+0.7	+1.0
Distribution	(346)	-	-	-	-	(346)	3	(1)	-	-	(346)	3	(1)
% sales	1.0%					1.0%	-	-			1.0%	-	-
R&D	(5,523)	468	-	22	-	(5,033)	19	15	27	527	(4,479)	10	6
% sales	16.5%					15.0%	-2.3	-2.2			13.3%	-1.1	-0.9
SG&A	(11,161)	639	469	-	135	(9,918)	1	(2)	78	4	(9,836)	1	(2)
% sales	33.2%					29.5%	-0.1	-0.1			29.3%	-0.1	-
Other Income	2,260	-	68	-	(1,483)**	845	(7)	(8)	-	-	845	(7)	(8)
% sales	6.7%					2.5%	-0.2	-0.2			2.5%	-0.2	-0.2
Operating Profit	12,795	1,161	537*	22	(1,348)	13,167	(3)	(4)	234	531	13,932	(1)	(2)
% sales	38.1%					39.2%	-1.6	-1.2			41.5%	-0.7	-0.1
Net Finance Expense	(428)	-	-	-	-	(428)			-	-	(428)
Profit before Tax	12,367	1,161	537	22	(1,348)	12,739	(3)	(4)	234	531	13,504	-	(1)
Taxation	(2,351)	(306)	(98)	(6)	(36)	(2,797)			(28)	(140)	(2,965)
Profit after Tax	10,016	855	439	16	(1,384)	9,942	3	2	206	391	10,539	5	4
Non-controlling Interests	(33)	-	-	-	-	(33)			-	-	(33)
Net Profit	9,983	855	439	16	(1,384)	9,909	3	2	206	391	10,506	5	4
Weighted Average Shares	1,361	1,361	1,361	1,361	1,361	1,361			1,361	1,361	1,361
Earnings per Share	7.33	0.63	0.32	0.01	(1.01)	7.28	9	7	0.15	0.29	7.72	11	10

*
Of the $537 million amortisation adjustment, $373 million is related to MedImmune, with a corresponding tax adjustment of $98 million; Merck related amortisation was $164 million, which carries no tax adjustment.

**	Gain on the sale of Astra Tech was $1,483 million, and carries no tax adjustment.

Fourth Quarter 2011

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Actual%	CER %	Amortisation	Impairments	Revised Core 2011	Actual %	CER %
Revenue	8,656	-	-	-	-	8,656	-	-	-	-	8,656	-	-
Cost of Sales	(1,612)	36	-	-	-	(1,576)			37	-	(1,539)
Gross Profit	7,044	36	-	-	-	7,080	3	1	37	-	7,117	3	1
% sales	81.4%					81.8%	+1.8	+0.9			82.2%	+1.9	+1.0
Distribution	(85)	-	-	-	-	(85)	(2)	(1)	-	-	(85)	(2)	(1)
% sales	1.0%					1.0%	-	-			1.0%	-	-
R&D	(1,867)	175	-	-	-	(1,692)	31	31	6	467	(1,219)	5	4
% sales	21.6%					19.5%	-4.5	-4.6			14.1%	-0.6	-0.6
SG&A	(3,141)	448	117	-	30	(2,546)	(12)	(12)	14	4	(2,528)	(12)	(12)
% sales	36.3%					29.5%	+4.0	+3.9			29.2%	+4.0	+3.9
Other Income	216	-	17	-	-	233	-	-	-	-	233	-	-
% sales	2.5%					2.7%	-	-			2.7%	-	-
Operating Profit	2,167	659	134*	-	30	2,990	4	1	57	471	3,518	16	12
% sales	25.0%					34.5%	+1.3	+0.2			40.6%	+5.3	+4.3
Net Finance Expense	(115)	-	-	-	-	(115)			-	-	(115)
Profit before Tax	2,052	659	134	-	30	2,875	5	1	57	471	3,403	17	13
Taxation	(559)	(174)	(25)	-	(8)	(766)			(5)	(124)	(895)
Profit after Tax	1,493	485	109	-	22	2,109	7	3	52	347	2,508	19	16
Non-controlling Interests	(7)	-	-	-	-	(7)			-	-	(7)
Net Profit	1,486	485	109	-	22	2,102	7	4	52	347	2,501	20	16
Weighted Average Shares	1,312	1,312	1,312	1,312	1,312	1,312			1,312	1,312	1,312
Earnings per Share	1.16	0.36	0.08	-	0.01	1.61	16	12	0.04	0.26	1.91	29	25

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $25 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Third Quarter 2011

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Actual %	CER %	Amortisation	Impairments	Revised Core 2011	Actual %	CER %
Revenue	8,213	-	-	-	-	8,213	4	(2)	-	-	8,213	4	(2)
Cost of Sales	(1,593)	(14)	-	-	-	(1,607)			42	-	(1,565)
Gross Profit	6,620	(14)	-	-	-	6,606	3	-	42	-	6,648	2	(2)
% sales	80.6%					80.4%	-0.5	+1.2			80.9%	-1.9	-0.2
Distribution	(93)	-	-	-	-	(93)	13	5	-	-	(93)	14	5
% sales	1.1%					1.1%	-0.1	-0.1			1.1%	-0.1	-0.1
R&D	(1,296)	124	-	22	-	(1,150)	17	10	7	14	(1,129)	16	9
% sales	15.8%					14.0%	-1.5	-1.5			13.7%	-1.4	-1.3
SG&A	(2,644)	111	117	-	21	(2,395)	3	(2)	22	-	(2,373)	3	(2)
% sales	32.2%					29.1%	+0.2	+0.2			28.9%	+0.2	+0.2
Other Income	1,675	-	17	-	(1,483)**	209	(6)	(5)	-	-	209	(8)	(8)
% sales	20.4%					2.5%	-0.3	-0.1			2.5%	-0.3	-0.2
Operating Profit	4,262	221	134*	22	(1,462)	3,177	(2)	(2)	71	14	3,262	(5)	(5)
% sales	51.9%					38.7%	-2.2	-0.3			39.7%	-3.5	-1.6
Net Finance Expense	(93)	-	-	-	-	(93)			-	-	(93)
Profit before Tax	4,169	221	134	22	(1,462)	3,084	-	(1)	71	14	3,169	(3)	(4)
Taxation	(684)	(58)	(23)*	(6)	(6)**	(777)			(8)	(4)	(789)
Profit after Tax	3,485	163	111	16	(1,468)	2,307	7	6	63	10	2,380	4	3
Non-controlling Interests	(8)	-	-	-	-	(8)			-	-	(8)
Net Profit	3,477	163	111	16	(1,468)	2,299	7	6	63	10	2,372	3	3
Weighted Average Shares	1,354	1,354	1,354	1,354	1,354	1,354			1,354	1,354	1,354
Earnings per Share	2.56	0.12	0.08	0.01	(1.06)	1.71	14	12	0.05	-	1.76	10	9

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $23 million; Merck related amortisation was $41 million, which carries no tax adjustment.

**	Gain on the sale of Astra Tech was $1,483 million, and carries no tax adjustment.

Second Quarter 2011

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Actual %	CER %	Amortisation	Impairments	Revised Core 2011	Actual %	CER %
Revenue	8,430	-	-	-	-	8,430	3	(2)	-	-	8,430	3	(2)
Cost of Sales	(1,482)	20	-	-	-	(1,462)			25	-	(1,437)
Gross Profit	6,948	20	-	-	-	6,968	3	(2)	25	-	6,993	3	(2)
% sales	82.4%					82.7%	-0.3	+0.1			82.9%	-0.3	+0.2
Distribution	(88)	-	-	-	-	(88)	-	(8)	-	-	(88)	-	(8)
% sales	1.0%					1.0%	+0.1	+0.1			1.0%	+0.1	+0.1
R&D	(1,198)	79	-	-	-	(1,119)	16	8	7	14	(1,098)	15	7
% sales	14.2%					13.3%	-1.5	-1.1			13.0%	-1.3	-1.0
SG&A	(2,868)	39	118	-	84	(2,627)	16	9	24	-	(2,603)	15	9
% sales	34.0%					31.2%	-3.4	-3.1			30.9%	-3.3	-2.9
Other Income	171	-	17	-	-	188	1	(2)	-	-	188	1	(2)
% sales	2.0%					2.2%	-0.1	-			2.2%	-0.1	-
Operating Profit	2,965	138	135*	-	84	3,322	(9)	(10)	56	14	3,392	(8)	(10)
% sales	35.2%					39.4%	-5.2	-4.0			40.2%	-4.9	-3.6
Net Finance Expense	(107)	-	-	-	-	(107)			-	-	(107)
Profit before Tax	2,858	138	135	-	84	3,215	(9)	(11)	56	14	3,285	(8)	(10)
Taxation	(735)	(34)	(24)*	-	(22)	(815)			(8)	(3)	(826)
Profit after Tax	2,123	104	111	-	62	2,400	(7)	(9)	48	11	2,459	(7)	(8)
Non-controlling Interests	(10)	-	-	-	-	(10)			-	-	(10)
Net Profit	2,113	104	111	-	62	2,390	(7)	(9)	48	11	2,449	(7)	(8)
Weighted Average Shares	1,381	1,381	1,381	1,381	1,381	1,381			1,381	1,381	1,381
Earnings per Share	1.53	0.08	0.08	-	0.04	1.73	(3)	(5)	0.03	0.01	1.77	(2)	(4)

*
Of the $135 million amortisation adjustment, $94 million is related to MedImmune, with a corresponding tax adjustment of $24 million; Merck related amortisation was $41 million, which carries no tax adjustment.

First Quarter 2011

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Actual %	CER %	Amortisation	Impairments	Revised Core 2011	Actual %	CER %
Revenue	8,292	-	-	-	-	8,292	(3)	(4)	-	-	8,292	(3)	(4)
Cost of Sales	(1,339)	12	-	-	-	(1,327)			25	-	(1,302)
Gross Profit	6,953	12	-	-	-	6,965	-	(1)	25	-	6,990	-	-
% sales	83.9%					84.0%	+3.0	+3.0			84.3%	+3.1	+3.2
Distribution	(80)	-	-	-	-	(80)	3	-	-	-	(80)	3	-
% sales	1.0%					1.0%	-0.1	-			1.0%	-0.1	-
R&D	(1,162)	90	-	-	-	(1,072)	10	7	7	32	(1,033)	6	4
% sales	14.0%					12.9%	-1.6	-1.3			12.4%	-1.1	-0.9
SG&A	(2,508)	41	117	-	-	(2,350)	2	1	18	-	(2,332)	2	1
% sales	30.3%					28.3%	-1.3	-1.4			28.2%	-1.4	-1.4
Other Income	198	-	17	-	-	215	(20)	(21)	-	-	215	(20)	(21)
% sales	2.4%					2.6%	-0.6	-0.6			2.6%	-0.6	-0.6
Operating Profit	3,401	143	134*	-	-	3,678	(5)	(5)	50	32	3,760	(3)	(4)
% sales	41.0%					44.4%	-0.6	-0.3			45.3%	-0.1	+0.3
Net Finance Expense	(113)	-	-	-	-	(113)			-	-	(113)
Profit before Tax	3,288	143	134	-	-	3,565	(5)	(4)	50	32	3,647	(3)	(3)
Taxation	(373)	(40)	(26)*	-	-	(439)			(7)	(9)	(455)
Profit after Tax	2,915	103	108	-	-	3,126	6	6	43	23	3,192	7	7
Non-controlling Interests	(8)	-	-	-	-	(8)			-	-	(8)
Net Profit	2,907	103	108	-	-	3,118	6	6	43	23	3,184	7	7
Weighted Average Shares	1,397	1,397	1,397	1,397	1,397	1,397			1,397	1,397	1,397
Earnings per Share	2.08	0.07	0.08	-	-	2.23	10	10	0.03	0.02	2.28	11	11

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $26 million; Merck related amortisation was $41 million, which carries no tax adjustment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 November 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary